Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 333-257912

Aurora welcomes trucking and freight expert to company’s Safety Advisory Board

(Mountain View, CA)—The self-driving company Aurora is welcoming freight and trucking safety expert Karen Rasmussen to its Safety Advisory Board, further strengthening its steadfast commitment to delivering its technology to market safely.

Rasmussen is currently the Executive Director of the Independent Carrier Safety Association (ICSA), a non-profit organization focused on improving highway safety. Previously, she was the President & CEO of PrePass Safety Alliance, the non-profit owner of the PrePass truck safety weigh station bypass system, the most-utilized bypass and electronic tolling system in North America. Rasmussen also served as President and CEO of the Arizona Trucking Association (AzTA) and has held senior leadership roles at Ryder System, the California Trucking Association, and the Oklahoma Highway Patrol.

Building a team with depth and breadth of safety expertise is a key part of Aurora’s safety approach. Aurora’s industry-leading Safety Case Framework is the first public self-driving Safety Case Framework that applies to both autonomous trucks and passenger vehicles, and the company believes it is an imperative component for any company looking to safely deliver commercial-ready self-driving vehicles at scale. Aurora has also shared best practices for implementing Safety Management Systems to help the entire industry make progress towards delivering self-driving technology safely.

“In order for there to be public acceptance of self-driving technology, safety is critically important. The trucking industry has worked very hard for my entire lifetime, to improve its safety record over the years – from better driver training and scheduling limits – and autonomous vehicles are another step in that direction,” said Rasmussen, Aurora’s newest Safety Advisory Board member.

“As we deploy self-driving technology at scale, first in trucking and then in passenger mobility, safety is the foundation of everything we do,” said Aurora CEO Chris Urmson. “The expertise of the Safety Advisory Board complements the team we have at Aurora and its members offer valuable insights as we deliver this technology safely.”

Aurora’s Safety Advisory Board offers the Aurora team an external perspective on Aurora’s overall approach to safety, as well as on other broader industry topics, including how the company engages with regulators and the public. It also offers feedback on systematically managing, controlling, and mitigating safety risks. In addition to Rasmussen, the Board is made of experts from fields including aviation safety, insurance, emergency/trauma medicine, automotive safety, and academia:

•	Shailen Bhatt, Senior Vice President of Global Transportation Innovation, AECOM

•	Dave Carbaugh, Former Chief Pilot Flight Operations, Boeing

•	Adrian Lund, Managing Member of HITCH42, LLC and former President of the Insurance Institute for Highway Safety

•	Dr. Victoria Chibuogu Nneji, Lead Engineer & Innovation Strategist at Edge Case Research

•	Dr. Jeff Runge, President of Biologue, Inc. and former Administrator of the National Highway Traffic Safety Administration

•	George Snyder, President and CEO of GHS Aviation Group

Aurora – which announced earlier this summer its plans to merge with the special purpose acquisition company (SPAC) Reinvent Technology Partners Y (NASDAQ: RTPY) – expects to be listed on Nasdaq with the ticker symbol AUR on November 4, 2021.

About Aurora

Founded in 2017 by experts in the self-driving industry, Aurora is on a mission to deliver the benefits of self-driving technology safely, quickly, and broadly. To move both people and goods, the company is building the Aurora Driver, a platform that brings together software, hardware and data services to autonomously operate passenger vehicles, light commercial vehicles, and heavy-duty trucks. Aurora is backed by Sequoia Capital, Baillie Gifford, funds and accounts advised by T. Rowe Price Associates, among others, and is partnered with industry leaders including Toyota, Uber, Volvo, and PACCAR. Aurora tests its vehicles in the Bay Area, Pittsburgh, and Dallas. The company has offices in those areas as well as in Bozeman, MT; Seattle, WA; Louisville, CO; and Wixom, MI. To learn more, visit www.aurora.tech.

Aurora Overview

Aurora Press Kit

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“RTPY”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTPY’s securities, (ii) the risk that the proposed transaction may not be completed by RTPY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTPY, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among RTPY, Aurora and RTPY Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTPY, by the shareholders of RTPY, the satisfaction of the minimum cash condition following redemptions by RTPY’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against

Aurora or against RTPY related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of RTPY’s securities on a national securities exchange, (x) the price of RTPY’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTPY plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting RTPY’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTPY’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Reports on Form 10-Q for the periods ended March 31, 2021 and June 30, 2021, respectively, the registration statement on Form S-4 discussed below and other documents filed by RTPY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTPY and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTPY nor Aurora gives any assurance that either RTPY or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This press release relates to a proposed transaction between RTPY and Aurora. This press release is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTPY has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a prospectus and proxy statement of RTPY, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all RTPY shareholders. RTPY also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of RTPY are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTPY through the website maintained by the SEC at www.sec.gov. The documents filed by RTPY with the SEC also may be obtained free of charge at RTPY’s website at https://y.reinventtechnologypartners.com or upon written request to c/o Reinvent Capital, 215 Park Avenue, Floor 11 New York, NY.

Participants in Solicitation

RTPY and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTPY’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTPY and Aurora and information regarding their interests in the proposed transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Contacts

Khobi Brooklyn

press@aurora.tech

(415) 699-3657